------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             SLM INTERNATIONAL, INC.
------------------------------------------------------------------------------
                               (Name of applicant)

                              c/o Maska U.S., Inc.
                                   77 Route 25
                             Pierson Industrial Park
                               Bradford, VT  05033
------------------------------------------------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:

              TITLE OF CLASS                                AMOUNT
------------------------------------------           ---------------------
14% Senior Secured Notes due April 1, 2004             $ 29,000,000(*)


Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

Name and address of agent for service:          With a copy to:

D. Bruce Randall, Esq.                          David W. Pollak, Esq.
SLM International, Inc.                         Morgan, Lewis & Bockius LLP
c/o Maska U.S., Inc.                            101 Park Avenue
77 Route 25                                     New York, NY  10178
Pierson Industrial Park
Bradford, VT 05033

-------------------
(*) The amount to be qualified shall include the initial $29,000,000 in principal amount to be issued, along with additional amounts of 14% Senior Secured Notes due April 1, 2004 issued as interest payments. Under the Indenture to be qualified, the first interest payment and (subject to certain restrictions) up to 4% per annum of interest thereafter may be payable by the issuance of additional Senior Secured Notes.

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

1.    General Information

      (a)   The applicant, SLM International, Inc. ("SLM"), is a corporation.

      (b)   SLM was organized under the laws of the State of Delaware.

2.    Securities Act Exemption Applicable

      In connection with various transactions (the "Transactions") contemplated by the First Amended Joint Chapter 11 Plan (as Modified) of SLM and its Subsidiaries (the "Reorganization Plan"), certain creditors (the "Lenders") holding claims against SLM and its subsidiaries will receive the following consideration on account of their claims: (i) Available Cash (as defined in the Reorganization Plan); (ii) 14% Senior Secured Notes due April 1, 2004 (the "Senior Secured Notes") to be issued by SLM under the Indenture to be qualified hereby in the amount of $73,973,000 less Available Cash; and (iii) 2,470,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of SLM that will be issued under the Reorganization Plan. The Lenders have agreed to sell such shares of Common Stock to Wellspring Associates L.L.C. ("Wellspring") on a "when issued" basis. The terms of the above exchange are contained in the Reorganization Plan. No Senior Secured Notes will be issued before the effective date of this application for qualification.

      Since the Senior Secured Notes are being offered in exchange for claims against SLM and its subsidiaries, the issuance of the Senior Secured Notes to the Lenders is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 1145 of the Bankruptcy Code, 11 U.S.C. ss. 1145. No Lender has purchased a claim against SLM with the purpose of distributing the Senior Secured Notes to be received in exchange for such claim. No Lender has offered to sell the Senior Secured Notes that will be received by other Lenders. No Lender has offered to buy the Senior Secured Notes with a view to distribution of such securities or under an agreement made in connection with the Reorganization Plan, with the consummation of the Reorganization Plan or with the offer or sale of such securities under the Reorganization Plan.

                                  AFFILIATIONS

3.    Affiliates

      For purposes of this Application, the directors and executive officers of SLM named in response to Item 4 hereof may be deemed affiliates of SLM by virtue of the positions held by such persons with SLM.

      The following table sets forth the other affiliates of SLM as of March 1, 1997:

          Company                            % Ownership by SLM
          -------                            ------------------

Maska U.S., Inc.                                    100%
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

#1 Apparel, Inc.                                    100%
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

SLM Trademark Acquisition Corp.                     100%
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Sport Maska Inc.                                    100%
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

#1 Apparel Canada Inc.                              100%
375 Sligo Road
Mount Forest, Ontario N0G 2L0

St-Lawrence Manufacturing Canada Inc.               100%
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

          Company                            % Ownership by SLM
          -------                            ------------------

Mitchel and King Skates Limited                     100%
818/819 Leigh Road
Slough
Berkshire, England SL1 45A

SLM Trademark Acquisition Canada Corporation        100%(1)
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

Sport Maska Europe S.A.R.L.                         100%(2)
257 Avenue George Clemenceau
92000 Nanterre
France

CCM Holdings (1983) Inc.                             50%(3)
9095 25th Avenue
St. Georges, Beauce
Quebec G5Y SC8

Buddy L International Ltd.                          100%(4)
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Buddy L St. Thomas, Inc.                            100%(5)
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033











-------------------
(1)  100% owned by SLM Trademark Acquisition Corp.

(2)  100% owned by Sport Maska Inc.

(3)  50% owned by SLM Trademark Acquisition Canada Corporation.

(4)  100% owned by Smedley (Hong Kong) Limited (f/k/a Buddy L (Hong Kong)
     Limited.

(5)  100% owned by Smedley Industries, Inc. (f/k/a Buddy L, Inc.).

          Company                            % Ownership by SLM
          -------                            ------------------

Consumer InfoMarketing, Inc.                         100%
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Maska H.K. Limited                                   100%(6)
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Smedley (Hong Kong) Limited                          100%(7)
(f/k/a Buddy L (Hong Kong) Limited)
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Smedley Industries, Inc. (f/k/a Buddy L, Inc.)       100%
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

-------------------

(6)  99.97% owned by SLM and 0.03% owned by Maska U.S., Inc.

(7)  100% owned by Smedley Industries, Inc. (f/k/a Buddy L, Inc.).

The Toy Factory, Inc.                                100%(8)
c/o SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033


-------------------

(8)  100% owned by Smedley Industries, Inc. (f/k/a Buddy L, Inc.).



                             MANAGEMENT AND CONTROL

4.    Directors and Executive Officers

      The following table lists the names of all directors and executive officers of SLM, and all offices held with SLM by each such person, upon the consummation of the Transactions:
           Name                                 Office
           ----                                 ------

Gerald B. Wasserman                    Chief Executive Officer, President and
SLM International, Inc.                Director
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

           Name                                 Office
           ----                                 ------

Russell J. David                       Vice President - Finance
SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Gordon Halliday                        Vice President - Operations
SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

D. Bruce Randall                       Secretary
SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

James Pendergast                       Director
The Equitable Life Assurance
   Society of the U.S.
c/o Alliance Capital
1345 Avenue of the Americas
New York, NY  10105

Paul Chute                             Director
Phoenix Home Life Mutual
   Insurance Company
1 American Row
Hartford, CT 06115

Douglas W. Rotatori                    Director
Wellspring Associates L.L.C.
620 Fifth Avenue
New York, NY 10020

Martin Davis                           Director
Wellspring Associates L.L.C.
620 Fifth Avenue
New York, NY 10020

5.    Principal Owners of Voting Securities

      Upon the consummation of the Transactions, no person will be known to SLM to own beneficially more than 10% of the Common Stock of SLM except as set forth below.

      The following table shows upon consummation of the Transactions the Common Stock to be beneficially owned directly by Wellspring, Gerald B. Wasserman and The Equitable Life Assurance Society of the U.S.:




                               Title of            Amount of          Percent
     Name                     Class Owned    Beneficial Ownership    of Class(1)
     ----                     -----------    --------------------    -----------
 Wellspring                     Common       3,326,586 shares(2)(3)    51.2%
   Associates L.L.C.
620 Fifth Avenue
New York, NY 10020

Gerald B. Wasserman             Common         722,222 shares(4)       10%(4)
SLM International, Inc.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford VT 05033

The Equitable Life Assurance    Common       1,057,805 shares          16.3%
   Society of the U.S.
c/o Alliance Capital
1345 Avenue of the Americas
New York, NY 10105

-----------------

(1) The percentage of Common Stock will vary depending on the resolution of certain claims against SLM and its subsidiaries. The percentages shown are based upon those provided in the First Amended Disclosure Statement, dated November 12, 1996, issued in connection with the Reorganization Plan.

(2) Includes 2,470,000 shares of Common Stock that the Lenders have sold to Wellspring on a "when-issued" basis. The Lenders will receive these shares of Common Stock as part consideration for their claims against SLM and its subsidiaries.

(3) Includes 856,586 shares of Common Stock (representing 13.2% of the outstanding shares of Common Stock) that Wellspring has offered to purchase pursuant to a cash option offered to certain unsecured creditors of SLM and its subsidiaries.

(4) Pursuant to the terms of his employment with SLM, Mr. Wasserman has been granted options to acquire 722,222 shares of Common Stock. Assuming no issuance of additional shares of Common Stock, Mr. Wasserman's exercise of his stock options will give him 10% of the outstanding Common Stock.


                                  UNDERWRITERS

6.    Underwriters

      (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of SLM.

      (b)   There is no underwriter for the Senior Secured Notes.


                               CAPITAL SECURITIES

7.    Capitalization

      (a)   Outstanding.

                                  Capital Stock

      Upon the consummation of the Transactions, SLM's capitalization will be as follows:

                                           Number of Shares
                       -----------------------------------------------------
                       Authorized by       Authorized for
                          Charter              Issuance          Outstanding
                          -------              --------          -----------
Common Stock,
$.01 Par Value          15,000,000            6,500,000           6,500,000

      In connection with the Reorganization Plan, in addition to the 6,500,000 shares of Common Stock issued under the Reorganization Plan and the shares of Common Stock that Mr. Wasserman can acquire by exercising the stock options granted to him, additional shares of Common Stock are potentially issuable by SLM to holders of shares of SLM Common Stock prior to SLM's reorganization (including shares to be issued pursuant to a securities litigation settlement) who will receive warrants to acquire 300,000 shares of Common Stock.

      (b) Each share of Common Stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not authorized.

                                 DEBT SECURITIES

      Upon the consummation of the Transactions, the only debt securities of SLM will be the Senior Secured Notes.


                              INDENTURE SECURITIES

8.    Analysis of Indenture Provisions

      The Senior Secured Notes will be issued under an Indenture (the "Indenture") among SLM, the Guarantors named therein, and The Bank of New
York, as Trustee (the "Trustee"). The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of the Indenture to be qualified, filed as an exhibit hereto. Terms used herein without definition have the same meanings as in the Indenture.

      (a)   Events of Default; Withholding of Notices.

      The Indenture provides that if an Event of Default shall have occurred and be continuing, either the Trustee, by notice to SLM, or the holders of at least 51% in principal amount of the Senior Secured Notes then outstanding (the "Requisite Holders"), by notice to SLM, may declare the unpaid principal of and accrued interest on all such Senior Secured Notes to be due and payable immediately; provided, however, that if any and all defaults (other than the nonpayment of principal of and interest on Senior Secured Notes which shall have become due solely by acceleration) shall have been remedied or waived and certain other conditions are met, the Requisite Holders may rescind such declaration of default and annul its consequences. (Section 502).

      The Indenture provides that no holder of Senior Secured Notes, as such, may institute any action with respect to the Indenture (except actions for payment of overdue principal or interest on the Senior Secured Notes) unless (i) such holder has given written notice to the Trustee of a continuing Event of Default, (ii) the Requisite Holders have made written request to the Trustee to institute such action in respect of such Event of Default, (iii) such holder has offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (iv) the Trustee shall not have instituted such action within 30 days of such notice, request and offer of indemnity and (v) no direction inconsistent with such written request has been given to the Trustee during such 30-day period by the Requisite Holders. (Section 507).

      Events of Default are defined in the Indenture as being in default for 3 days in payment of any interest installment or failure to make payment when due of the principal of the Senior Secured Notes; a breach of the representations or warranties under any Collateral Document; the failure to perform or observe any other covenant, obligation or agreement in the Indenture or any Collateral Documents (subject to grace periods in certain circumstances); the failure of SLM or any subsidiary to pay when due or any default in the payment of any principal or interest on other indebtedness in the principal amount of $250,000 or more (beyond any grace period provided) or any breach or default with respect to any other indebtedness in the principal amount of $250,000 or more if the effect of such default or breach is to cause such indebtedness to become or be declared due prior to its stated maturity; any money judgment, writ or warrant of attachment in an amount in excess of $250,000 not adequately covered by insurance being entered or filed against SLM, any subsidiary or any of their respective assets; any order, judgment or decree entered against SLM or any subsidiary decreeing the dissolution or split-up of SLM or any subsidiary which order remains undischarged or unstayed for more than thirty (30) consecutive days; certain events of default with respect to ERISA matters; the revocation of the Indenture or Senior Secured Notes by SLM or any Guaranty by a Guarantor; the material impairment of the rights or security afforded the Trustee by SLM and the Guarantors; the Indenture, the Securities or any Guaranty shall cease to be in full force or effect; SLM contesting the validity of, or its obligations under, the Indenture, the Senior Secured Notes or the Collateral Documents to which it is a party; any Guarantor contesting the validity of, or its obligations under, its Guaranty or the Collateral Documents to which it is a party; and certain events of bankruptcy, insolvency and reorganization. (Section
501).

      The Indenture provides that the Trustee shall, within ninety days after the occurrence of an Event of Default or Potential Event of Default, give to the holders of the Senior Secured Notes notice of such default or potential default. (Section 602). Certain rights of the Trustee under the Indenture to institute proceedings or otherwise exercise remedies after an Event of Default are subject to the terms and conditions of the Intercreditor Agreement. (Section 1101).

      The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default, to use the same degree of care and skill in its exercise of its rights and powers, as a prudent person would exercise or use under the circumstances, to be indemnified by SLM against any loss or liability incurred without negligence or bad faith. (Sections 601 and 607).

      (b)   Authentication and Delivery of Senior
            Secured Notes; Application of Proceeds.

      The Senior Secured Notes shall be executed on behalf of SLM by an Authorized Officer. Signatures of officers of SLM may be manual or by facsimile. A Senior Secured Note shall not be valid until authenticated by a manual signature of a Responsible Officer of the Trustee. (Section 303).

      The Senior Secured Notes along with cash payments and stock are being offered in exchange for the Lender's claims against SLM and its subsidiaries. No cash proceeds will be received by SLM in connection with the exchange.

      (c)   Release or Substitution of Property.

      Collateral may be released from the lien and security interest created by the Collateral Documents: (i) upon payment in full of the Senior Secured Notes and all other related obligations of SLM and the Guarantors then due and owing;
(ii) upon the sale or other disposition of collateral constituting an Asset Sale if such sale or other disposition is not prohibited under the Indenture and if the applicable Net Cash Proceeds of Asset Sale are applied in accordance with the Indenture; (iii) upon the sale or other disposition of such collateral not constituting an Asset Sale pursuant to the terms of the Indenture; (iv) upon the substitution or replacement of such collateral with new collateral, provided that SLM grants to the Trustee a security interest and lien in such new collateral and executes all Collateral Documents necessary to perfect such security interest and lien; and (v) to the extent a lien is granted on such collateral and the Purchase Money Indebtedness secured thereby constitutes not less than 75% of the purchase price of the property subject to such lien. Upon compliance with the required provisions of the Indenture, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release provided by or on behalf of SLM to evidence the release of any collateral permitted to be released pursuant to the Indenture or the Collateral Documents. (Section 1103).

      Except as otherwise provided in the Intercreditor Agreement, at any time when a Potential Event of Default or Event of Default shall have occurred and be continuing and the maturity of the Senior Secured Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to SLM, no release of collateral pursuant to the terms of the Indenture shall be effective as against the Trustee or the Holders. (Section 1103).

      (d)   Satisfaction and Discharge of the Senior Secured Notes.

      All Senior Secured Notes surrendered for payment, redemption, registration of transfer or exchange shall be delivered to the Trustee and shall be promptly canceled by it. SLM may deliver to the Trustee for cancellation any Senior Secured Notes previously authenticated and delivered which SLM may have acquired and all Senior Secured Notes so delivered shall be promptly canceled by the Trustee. No Senior Secured Notes shall be authenticated in lieu of or in exchange for any Senior Secured Notes canceled, except as expressly permitted by the Indenture. (Section 308).

      (e)   Statement as to Compliance.

      Upon any request or application by SLM to the Trustee to take any action under the Indenture, SLM shall if so requested furnish to the Trustee:

            (1) a Compliance Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

            (2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with. (Section 102).

      (f)   Interest Rate.

      The initial rate of interest (prior to default) on the Senior Secured Notes shall be equal to 14% per annum, payable in cash or, at SLM's option, up to 4% per annum in additional Senior Secured Notes. Notwithstanding the foregoing, so long as no Potential Event of Default or Event of Default is continuing on the date that the interest rate is to be reduced pursuant to
Section 301 of the Indenture:

            (i) the interest rate (prior to default) shall be permanently reduced to 12% per annum, payable in cash or, at SLM's option, up to 2% per annum in additional Senior Secured Notes; provided that SLM deliver to the Trustee certain certificates and financial statements demonstrating that SLM's Consolidated EBITDA for the immediately preceding four consecutive fiscal quarters was not less than $18,000,000; and

            (ii) the interest rate (prior to default) shall be permanently reduced to 10% per annum, payable in cash, upon the delivery by SLM to the Trustee of certain certificates and financial statements demonstrating that SLM's Consolidated EBITDA for the immediately preceding four consecutive fiscal quarters was not less than $25,000,000. (Sections 3.01(a) and (b)).

      If a Potential Event of Default or Event of Default is continuing on the date that any reduction in the interest rate otherwise would become effective pursuant to clauses (i) or (ii) above, such interest rate reduction shall not become effective until the first day of the next succeeding calendar month after the date on which such Potential Event of Default or Event of Default has been cured or waived in accordance with the terms of the Indenture. (Section 301).

      Interest on the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon overdue installments of interest shall be borne at a rate equal to the rate then borne by the Senior Secured Notes plus 2.0% per annum. (Sections 503 and 515).

      (g)   Guaranty.

      The Guarantors, jointly and severally, unconditionally guarantee (i) the due and punctual payment of principal and interest on each Senior Secured Note, when the same become due and payable, and (ii) the due and punctual performance of all other obligations of SLM. Each Guarantor agrees that the Guaranty will be unaffected by, among others, any waiver, modification or indulgence granted to SLM with respect to the enforcement of the provisions of Senior Secured Note or the Indenture. (Section 1001). Notation of this Guaranty will be endorsed on each Senior Secured Note. (Section 1007).

      The sale or other disposition (by merger or otherwise) of a Guarantor to any entity which is not an affiliate of SLM or any of its subsidiaries will result in a release of the Guarantor from its Guaranty obligations under the Indenture; provided that such sale or disposition is otherwise in compliance with the terms of the Indenture. (Section 1006). Additionally, the consolidation, merger, or sale of the property of any Guarantor substantially as an entirety with or to SLM or another Guarantor (provided it is permitted under the Indenture) and such other transactions permitted under the Indenture will result in a release of that Guarantor from its Guaranty obligations under the Indenture. (Section 1008).

      The Guarantors shall be subrogated to all rights of any and all holders of the Senior Secured Notes against SLM in respect of any amounts paid to such holders by the Guarantors pursuant to the provisions of the Guaranty; provided, that the Guarantors shall not be entitled to receive any payments arising out of such right of subrogation until the principal and accrued but unpaid interest on all the Senior Secured Notes have been paid in full. (Section 1010).

      (h)    Amortization.

      Semi-annual payments of $4,000,000 are due and payable on April 1st and October 1st of each year, beginning October 1, 2001. Amortization payments to be made on or prior to October 1, 2003 shall be reduced on a pro rata basis by any redemptions made prior to the applicable amortization payment date(s).
(Section 307(b)).

      (i)   Mandatory Offers to Redeem the Senior Secured Notes.

      Within 180 days after receipt of the net cash proceeds of the sale, lease, assignment or other transfer (other than to SLM or a Guarantor) of (i) any securities issued by SLM's subsidiaries, (ii) all or substantially all the assets of SLM or any subsidiary or any division or line of business or (iii) other assets outside the ordinary course, SLM or any of its subsidiaries (A) may purchase (or contract for the purchase of) replacement assets, subject to certain conditions and with any remaining proceeds, (B) may repay the Credit Facility Indebtedness and permanently reduce the commitments under the Credit Agreement and the Canadian Credit Agreement and with any remaining proceeds, (C) shall commence an offer to redeem the Senior Secured Notes (provided the remaining proceeds available for such redemption, together with available redemption proceeds (if any) from prior equity or asset sales, equals $500,000 or more). (Section 423).

      SLM shall be entitled to retain $350,000 of asset sale proceeds in each year.

      Upon a sale of equity securities by SLM (other than certain de minimis exceptions), SLM shall apply the net cash proceeds therefrom as follows: (i) first, to repay the Credit Facility Indebtedness and permanently reduce the commitments under the Credit Agreement and the Canadian Credit Agreement, and
(ii) second, with any remaining proceeds, to commence an offer to redeem the Senior Secured Notes (provided the remaining proceeds available for such redemption, together with available redemption proceeds (if any) from prior equity or asset sales, equals $500,000 or more). (Section 423).

      Upon a Change in Control, each holder of a Senior Secured Note will have the right to require SLM to redeem all or any portion of such holder's Senior Secured Note. (Sections 425 and 901).

      The redemption price for any of the above-listed mandatory redemptions is 100% of principal plus accrued and unpaid interest thereon until the redemption date. (Sections 423 and 425).

      (j)   Voluntary Redemption.

      The Senior Secured Notes may be redeemed by SLM, at any time after the Closing Date, as a whole or from time to time in part (subject to the satisfaction of certain conditions). Except for redemptions described in Item 8(i) above, the redemption price shall be equal to 101% of the principal amount of the Senior Secured Notes so redeemed plus accrued and unpaid interest due thereon. (Section 901).

      (k)   Collateral.

      The prompt payment of principal and interest on each Senior Secured Note, when the same are due and payable, and the due and punctual performance of all other obligations of SLM and the Guarantors are secured by a second lien on substantially all tangible and intangible assets of SLM and the Guarantors including, owned real estate, trademarks and patents and a pledge of all the stock of certain of SLM's subsidiaries. (Section 1104). The security interests in and liens on the Collateral granted to the Trustee, for the benefit of the Holders, are subject to the terms of the Intercreditor Agreement.
(Section 1101).

      (l)   Covenants.

      The Indenture contains a number of covenants to protect the holders of Senior Secured Notes. These covenants generally apply to SLM and its subsidiaries (other than certain inactive subsidiaries of SLM) and include the following: limitation on indebtedness; limitation on payments with regard to its capital stock; limitation on restrictions on upstream payments or transfers from subsidiaries; limitation on liens; negative pledge; restrictions on the acquisition of subsidiaries and on any consolidation, merger or transfer of all or substantially all of its assets; limitation on transactions with affiliates; limitation on investments, loans and advances; and conduct of business. (Article
4).


9.    Other Obligors

      In addition to SLM, the following companies will be obligors on the Senior Secured Notes:


Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

#1 Apparel, Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

SLM Trademark Acquisition Corp.
c/o Maska U.S., Inc.
77 Route 25
Pierson Industrial Park
Bradford, VT 05033

Sport Maska Inc.
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

SLM Trademark Acquisition Canada Corporation
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2


      Contents of Application for Qualification.
      ------------------------------------------

      This application for qualification comprises:

      (a)   Pages numbered 1 through 19, consecutively.

      (b)   The following exhibits:

      *T3A Amended and Restated Certificate of Amendment of SLM International, Inc., effective upon the consummation of the Transactions.

      *T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

      *T3C Indenture, dated as of March __, 1997, to be entered into among SLM International, Inc., the Guarantors named therein and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

      *T3F        Cross-reference sheet (included as part of Exhibit T3C).

      *T3G        Form T-1 of The Bank of New York.

      ------------------

      *    Previously filed.

                                   SIGNATURES

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SLM International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 2 to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Laurent, and the Province of Quebec, Canada, on the 24th day of March, 1997.


                                          SLM INTERNATIONAL, INC.


                                          By: /s/ RUSSELL J. DAVID
                                             --------------------------------
                                              Name:  Russell J. David
                                              Title: Vice President - Finance

                                  EXHIBIT INDEX



Document                                                             Page Number
--------                                                             -----------

*T3A     Amended and Restated Certificate of Incorporation of SLM
         International, Inc., effective upon the consummation of the Transactions.

*T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

*T3C Indenture, dated as of March __, 1997, to be entered into among SLM International, Inc., the Guarantors named therein and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

*T3F     Cross-reference sheet (included as part of Exhibit T3C).

*T3G     Form T-1 of The Bank of New York.


  ------------------
 * Previously filed.